UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 24, 2005

SILICON STORAGE TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

California	**000-26944**	**77-0225590**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1171 Sonora Court **Sunnyvale, California**	**94086**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(408) 735-9110**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On January 24, 2005, a shareholder derivative complaint was filed in California Superior Court for the County of Santa Clara, purportedly on behalf of Silicon Storage Technology, Inc. ("SST") against several current directors and officers of SST. *Amberger v. Yeh, et al.*, Case No. 105CV034387 (Cal. Super. Ct., Santa Clara Co.). The factual allegations of the complaint are substantially identical to those contained in a recently-filed class action lawsuit in federal court. The state complaint asserts claims for, among other things, breach of fiduciary duty and violations of the California Corporations Code. SST intends to take all appropriate action in response to the lawsuit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated January 26, 2005


SILICON STORAGE TECHNOLOGY, INC.


By: /s/ Jack K. Lai
     Jack K. Lai
     Vice President Finance & Administration,
     Chief Financial Officer and Secretary